(Excerpt Translation)

July 18, 2014

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in June 2014 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,447,997,492 shares
Total number of shares changed during the Current Month	▲30,000,000 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(▲30,000,000 shares	)
Number of listed shares as of the end of the Current Month	3,417,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
5th series	0 shares	(0 shares	)	(0 shares	)
6th series	0 shares	(0 shares	)	(0 shares	)
7th series	18,700 shares	(0 shares	)	(18,700 shares	)
8th series	19,600 shares	(0 shares	)	(19,600 shares	)
9th series	7,400 shares	(0 shares	)	(7,400 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
5th series	JPY 0	(JPY 0)	(JPY 0)
6th series	JPY 0	(JPY 0)	(JPY 0)
7th series	JPY 88,376,200	(JPY 0)	(JPY 88,376,200)
8th series	JPY 82,182,800	(JPY 0)	(JPY 82,182,800)
9th series	JPY 23,554,200	(JPY 0)	(JPY 23,554,200)